Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

February 13, 2023

Karen Rossotto, Senior Counsel

David Manion

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto and Mr. Manion:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 20, 2022 as well as the oral legal comments provided on January 25, 2023, regarding Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on December 1, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

ACCOUNTING COMMENTS

PROSPECTUS

Fees and Expenses (page 9)

1.	In Footnote 3, please add a reference to the Company’s dividend reinvestment plan (“DRIP”) related expenses.

Response: The Company has added the requested reference to footnote 3.

2.	In Footnote 1, the disclosure states “The Management Fee reflected in the table is calculated by determining the ratio that the Management Fee bears to our net assets attributable to common stock (rather than our gross assets). The estimate of our Management Fee referenced in the table is based on our average gross assets (including assets purchased with borrowed money) and net assets as of $100,000,000.” Please confirm whether the management fee reflected in the fee table is accurate given the liabilities attached to the Warrants and the impact of such liabilities on the Company’s net assets.

Response: The Company has revised the management fee and related footnote so that the management fee in the table is reflected as a percentage of net assets.

Karen Rossotto, Senior Counsel February 13, 2023 Page 2

3.	The fee table does not include an Acquired Fund Fees and Expenses (“AFFE”) line item. Please confirm that AFFE is not required to be reflected in light of the expenses payable in connection with the ownership of SPVs and the ownership of money market funds.

Response: The Company has revised the Fees and Expenses Table to include a row for Acquired Fund Fees and Expenses. The Company currently has no investments in money market funds, and the management fees payable through the Company’s ownership of SPVs is less than 0.01% of its net assets. As a result, acquired fund fees and expenses are included in the “other expenses” line item.

4.	Please include a reference in the footnotes to the fee table explaining where in the Prospectus the organization and offering costs are discussed.

Response: The Company has included the requested reference at the end of footnote 3 to the Fees and Expenses table.

Capitalization (page 9)

5.	In light of the fact that the financial statements included in a subsequent pre-effective amendment will be beyond the date of the SAFE conversion, please remove the “pro forma column and related notes in the capitalization table.

Response: The Company has revised the Capitalization table to remove all pro forma references.

The Company’s Investments (page 36)

6.	Please revise to include additional disclosure regarding compliance with Rule 18f-4 under the heading “Swaps” on page 42 of the Prospectus and add if so.

Response: The Company has included disclosure under this heading related to its derivatives policy in compliance with Rule 18f-4.

Management (page 43)

7.	Please disclose the Company’s organization and offering costs and what entity is responsible for each under the heading “Payment of our Expenses under the Investment Advisory Agreement” beginning on page 46 of the Prospectus.

Response: The Company has included additional disclosure under the heading “Payment of Our Expenses under the Investment Advisory Agreement” related to organizational and offering expenses. The Company intends to reimburse Destiny XYZ for the organizational and offering expenses made on its behalf pursuant to a repayment schedule to be brought before the Company’s Board of Directors for approval.

8.	Please explain why the following expenses listed on page 47 of the Prospectus should be borne by the Company and not the adviser.

a.	expenses, including travel, entertainment, lodging and meal expenses, incurred by members of our Investment Team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing our rights;

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b.	any and all fees, costs and expenses incurred in implementing or maintaining third-party or proprietary software tools, programs or other technology for our benefit (including, without limitation, any and all fees, costs and expenses of any investment, books and records, portfolio compliance and reporting systems, general ledger or portfolio accounting systems and similar systems and services, including, without limitation, consultant, software licensing, data management and recovery services fees and expenses).

Response: The Company has reviewed these expense categories and advises the Staff that it believes that it is appropriate for them to be borne by the Company and not the Adviser. The Company is aware of direct competitors that charge both categories of expenses to the fund, so it does not believe that treating these expenses as fund expenses is out of market. Further, the investment advisory agreement that includes the allocation of expenses between the Company and the Adviser was reviewed and approved by the Company’s independent directors pursuant to the requirements found in Section 15(c) of the Investment Company Act of 1940, as amended. The approval of the investment advisory agreement was based on the factors set forth in the Gartenberg case which, among other things, addressed the appropriateness of the fees paid by the Company in exchange for the services rendered by the Adviser.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements (page F-1)

9.	Please note that the financial statements were stale upon the filing of Pre-Effective Amendment No. 2. Please include updated financial statements that are current upon filing.

Response: The Company has included financial statements as of and for the periods ended June 30, 2022 and September 30, 2022 in the Registration Statement. The Company will include audited financial statements as of and for the year ended December 31, 2022 in its next pre-effective amendment to the Registration Statement.

10.	As of December 31, 2021, the Company was a private fund and not subject to PCAOB standards. Please remove PCAOB references in the audit report and have the audit report re-issued.

Response: The Company respectfully advises the Staff that at the time of filing the December 31, 2021 financial statements, the Company was registered as an investment company under the 1940 Act and, hence, was subject to PCAOB standards. The Company’s auditor reviewed the applicable guidance related to this fact pattern and was unable to find anything definitive as to whether to include PCAOB references in the audit opinion. As part of its consideration of this issue, the Company’s auditors reviewed the instructions to Item 24 in Form N-2, which requires “the financial statements and schedules required by Regulation S-X [17 CFR 210]. (See Section 210.3-18 and Article 6 of Regulation S-X [17 CFR 210.6-01 et seq.]”

CFR 210.3-18 requires the audited financial statements included in the amended registration statement, and since the registrant was an issuer as of the registration filing date, the position was taken that all opinions supporting that registration filing needed to be performed under PCAOB standards.  The Company’s auditors were unable to find a specific AICPA exclusion for balance sheet dates that preceded the filing of the Form N-8A.

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In addition, since the ending balance for the year ended December 31, 2021 is the opening balance for the PCAOB audit to be performed for the year ended December 31, 2022, the Company’s auditors determined it appropriate for the audit in 2021 to be a PCAOB audit.

Notwithstanding the above, the Company notes that the next pre-effective amendment to the Registration Statement will include audited financial statements as of and for the year ended December 31, 2022, which will be audited in conformity with PCAOB standards. As a result, the 2021 audited financial statements will no longer be required to be included in the Registration Statement. Therefore, the Company requests that this comment be cleared since it will no longer be relevant when the Registration Statement is declared effective.

Comments to the Notes to the Financial Statements for Future Filings

11.	In subsequent correspondence, please confirm that the Company did not have a deferred tax asset or liability as of December 31, 2021 in light of its election to be taxed as a corporation.

Response: The Company respectfully advises the Staff that it did have a deferred tax asset as of December 31, 2021, but that it was offset by a full valuation allowance as of December 31, 2021. The Company refers the Staff to Note 8 of the Company’s December 31, 2021 financial statements.

12.	We note that you include money market funds as cash equivalents. Money market funds are investments and not considered cash equivalents under generally accepted accounting principles. Please disclose the Company’s money market fund holdings (if any) in the Company’s schedule of investments and correct any references to money market funds as cash equivalents in the notes to the financial statements.

Response: The Company has complied with this comment in the notes to the financial statements as of and for the period ended June 30, 2022.

13.	In footnote (d) Income and Expenses on page F-9, please include additional disclosure regarding how organization and offering costs are accounted for.

Response: The Company has complied with this comment in the notes to the financial statements as of and for the period ended June 30, 2022.

14.	Please include a “Financial Highlights” section in the future financial statements.

Response: The Company has complied with this comment in the notes to the financial statements as of and for the period ended June 30, 2022.

15.	In subsequent correspondence, please explain why a “Financial Highlights” section was not included in the Company’s audited financial statements as of December 31, 2021 and for the period from January 25, 2021 (Commencement of Operations) to December 31, 2021 in light of the existence of the SAFEs and warrants and known conversion of such SAFEs to shares of the Company’s common stock when the financial statements were issued.

Karen Rossotto, Senior Counsel February 13, 2023 Page 5

Response: As of December 31, 2021, Destiny XYZ was the sole owner of the Company’s shares of common stock. As a result, financial highlights were not presented for that time period. However, financial highlights have been included in the notes to the financial statements as of and for the period ended June 30, 2022.

LEGAL COMMENTS

PROSPECTUS

16.	On the prospectus cover page, we note the following statement: “The Selling Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange (the “NYSE”) at prevailing market prices.” Please provide additional disclosure in the prospectus summary regarding how prevailing market prices may be affected by the limited number of outstanding shares and the potential limited market for the shares. Please also address informational disparities between buyers and Selling Stockholders, including whether Selling Stockholders will have access to material non-public information, and how those information disparities, if applicable, may affect the prevailing market prices of the shares. In addition, please disclose how frequently NAV will be published.

Response: The Company has included disclosure in the Summary section regarding how prevailing market prices may be impacted by the limited number of outstanding shares and other factors and has also disclosed that the Company’s net asset value will be published on a quarterly basis. The Company advises the Staff, however, that the Company has taken steps to ensure that current shareholders of the Company do not have access to material non-public information that could result in information disparities. Current shareholders are provided the same level of information about the Company as is provided in the Registration Statement.

17.	Please disclose the Company’s concentration policy as required by Item 8.2.b. of Form N-2 in the prospectus summary.

Response: The Company has revised its disclosure in the Summary section of the prospectus to include its concentration policy.

18.	We note that the following disclosure on page 5 appears inconsistent with the Portfolio Company table on page 10: “As of September 30, 2022, all of our investments are in common or preferred equity of private issuers engaged in the technology industry.” Please revise the disclosure to be consistent with the Portfolio Company table.

Response: The Company has revised its disclosure regarding the composition of its portfolio as of September 30, 2022.

19.	On the prospectus cover page, please consider disclosing the uncertainty of dividend payments.

Karen Rossotto, Senior Counsel February 13, 2023 Page 6

Response: The Company has revised the prospectus cover page to include disclosure regarding the uncertainty of distributions.

20.	On page 7, under the heading “SAFE Conversion,” the defined terms “Split Ratio” and “Fund Capitalization” are not defined in the Registration Statement. Please either define the terms or include additional disclosure regarding the stock split. Please also supplementally explain why the stock split was conducted.

Response: The Company has revised its disclosure accordingly. Supplementally, the Company advises the Staff that the reverse stock split was conducted prior to the SAFE conversion, so the split only impacted the shares acquired by Destiny XYZ in connection with the Company’s formation. The reverse stock split was conducted to limit the aggregate percentage ownership of shares held by Destiny XYZ following the SAFE conversion.

21.	On page 8, under the “Summary Risk Factors” heading, please include the risks associated with venture capital backed emerging companies disclosed elsewhere in the Prospectus.

Response: The Company has included additional risk disclosure in the “Summary Risk Factors” section related to its investments in venture capital-backed emerging companies.

22.	On the Portfolio Company table, please include the fair values under the column “Fair Value of Investment” as of the date of the most recent financials to be included in the next amendment to the Registration Statement.

Response: The Company has revised its disclosure to include fair values of its portfolio companies as of September 30, 2022.

23.	In footnote 2 to the Portfolio Company table, you state that the counterparties to the forward contracts are shareholders of the respective portfolio companies. Please provide more specific disclosure regarding the counterparties, including whether the shareholders are institutional investors or employees of the respective portfolio companies.

Response: The Company advises the Staff that its investments in forward contracts are made through special-purpose vehicles (“SPVs”) that have a number of different shareholders. The shareholders of the SPVs serve as counterparties to the forward contracts through their investment in the SPVs. The Company does not have information as to the identities of the shareholders of the SPVs. Counterparty risk, however, is mitigated by the fact that there is not a single counterparty on the other side of the forward contracts. The Company has included additional disclosure in footnote 2 to the portfolio company table in response to the Staff’s comment.

24.	On page 29, we note the following risk was disclosed: “Our stock price may be volatile, and could decline significantly and rapidly.” Please consider disclosing this risk on the prospectus cover page or within the “Summary Risk Factors” section of the Prospectus Summary.

Response: The Company has included additional risk disclosure in the “Summary Risk Factors” section related to the fact that the Company’s stock price may be volatile and could decline significantly and rapidly.

25.	On page 30, we note the following risk was disclosed: “You will experience substantial and immediate dilution because the price that you pay will likely be greater than the as adjusted net tangible book value per share of the common stock that you acquire.” Please consider including this risk on the prospectus cover page or within the “Summary Risk Factors” section of the Prospectus Summary.

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Response: The Company has included additional risk disclosure in the “Summary Risk Factors” section related to the dilution that purchasers may experience if they acquire shares of the Company’s common stock.

26.	We note that the tax consequences of the Company holding more than 10% of the shares of a controlled foreign corporation (“CFC”) is discussed in the last two paragraphs on page 55. Please confirm whether the Company contemplates doing so. If so, we may have additional comments.

Response: The Company hereby confirms that it does not intend to hold more than 10% of the shares of a controlled foreign corporation.

27.	Under the “Selling Stockholder” section on page 61, we note the following statements: “None of the Selling Stockholders are a registered broker-dealer or an affiliate of a registered broker-dealer. None of the Selling Stockholders nor any of their respective affiliates have held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates.” Please confirm the accuracy of the above statements as they relate to beneficial owners and control persons of the Selling Stockholders, as applicable.

Response: The Company confirms that none of the selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer. The Company has revised its disclosure to make clear that Destiny XYZ, by virtue of its ownership of Destiny Advisors, LLC, has a material relationship with the Company.

28.	Please include a footnote disclosing Destiny XYZ Inc.’s control persons and beneficial owners under the table on page 61.

Response: The Company has revised its disclosure on page 61 to clarify that Messrs. Prasad and Ramadurgam control Destiny XYZ through the ownership of approximately 88.56% of its shares. There are no other control persons of Destiny XYZ.

29.	Under the “Sponsor’s Share Distribution” heading on page 61, we note the following statement: “Following effectiveness of the Registration Statement, Destiny XYZ intends to broadly market its intention to issue shares to individuals who have a brokerage account and access the Destiny website on a first-come, first-serve basis.” Supplementally, please explain how Destiny XYZ plans to broadly markets its intention to issue shares free of charge, including other agreements, if any, the investor will need to enter into to receive the free shares. Please also explain why Destiny XYZ intends to issue shares free of charge and clarify whether investors will be required to have an account with a specific brokerage in order to qualify or receive the shares free of charge.

Response: The Company advises the Staff that after effectiveness of the Registration Statement, Destiny XYZ will broadly market its intention to issue shares of the Company held by Destiny XYZ free of charge, on a first-come, first serve basis (the “Sponsor Shares”) to a limited number of individuals in the following manner. First, Destiny XYZ intends to broadcast through its social media channels its intention to distribute the Sponsor Shares to individuals who visit the Company’s website and have a brokerage account with a broker that will accept the Sponsor Shares. Second, upon visiting the Company’s website, individuals will be prompted to receive an electronic copy of the Company’s final Prospectus. Third, individuals will be prompted to provide certain basic information, including name, age and their brokerage account information, in order for the Sponsor to determine each individual’s eligibility to receive the Sponsor Shares. Fourth, upon acknowledging their receipt of the electronic copy of the final Prospectus, individuals will receive a link to claim the Sponsor Shares. Individuals who do not acknowledge receipt of an electronic copy of the Company’s final Prospectus will not be eligible to claim the Sponsor Shares. Fifth, for individuals who are selected to receive the Sponsor Shares, the Sponsor will gather the information collected from the sign-up links and provide it to the Company’s Transfer Agent. The Transfer Agent will then issue the Sponsor Shares in each individual recipient’s name and provide the aggregate amount of Sponsor Shares to be awarded to each individual recipient’s broker.

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The Sponsor will repeat the above process until all Sponsor Shares have been distributed. Other than those mentioned above, the only additional eligibility requirements are that the individual be natural persons who are at least 18 years of age. There are no requirements that individuals maintain an account with a specific brokerage, only that the brokerage agree to take the shares on behalf of the recipient. Recipients will not be required to sign any additional agreements in order to receive the Sponsor Shares and will have no further obligations to the Company or Destiny XYZ. It is anticipated that each recipient of Sponsor Shares will receive a nominal number of Sponsor Shares, with most recipients only receiving a single share.

The Company believes that the Sponsor’s Share distribution is an effective way for individual investors to gain exposure to the Company’s shares, and through such ownership, access to venture-backed private technology companies that they otherwise would have no opportunity to invest in.

STATEMENT OF ADDITIONAL INFORMATION

30.	Under the heading “Director Nominations” beginning on page 8, please disclose whether the Nominating and Corporate Governance Committee will considers nominees recommended by shareholders and, if so, the procedures by which shareholders may submit recommendations as required by Item 18.5.b of Form N-2.

Response: The Company has revised its disclosure to clarify that the Nominating and Corporate Governance Committee will consider nominees recommended by stockholders and the procedures by which shareholders may submit recommendations.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

Karen Rossotto, Senior Counsel February 13, 2023 Page 9

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Jay Williamson, Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.